Exhibit 4.13

Amendment to Promissory Note
$100,000 Dated 8/31/2010

Whereas, on August 31, 2010, Internal Fixation Systems issued to Stephen Dresnick of 5901 SW 74th Street, #408 South Miami, FL 33143 a Promissory note in the principal amount of $100,000 (the “Note”);

WHEREAS, the parties desire to amend the note to extend the date on which the principal payment is due

NOW THEREFORE, the parties hereto agree as follows:

1.
Section 1.2 of the Note is amended in its entirety to read as follows: “ In the event a Transaction is not consummated by May 31, 2011, the Principal and any accrued Interest due hereunder shall be payable to Payee on September 1, 2011.

2.	The remainder of the Note shall remain unchanged.

INTERNAL FIXATION SYSTEMS, INC.	STEPHEN DRESNICK

/s/ Laura Cattabriga	/s/ Stephen Dresnick
Laura Cattabriga	April 29, 2011
CFO
Date: April 29, 2011